United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934


                           AMCON Distributing Company
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    02341Q106
                                 (CUSIP Number)


                    Michael D. James, Chief Financial Officer
                           AMCON Distributing Company
                               7405 Irvington Road
                              Omaha, Nebraska 68122
                                 (402) 331-3727
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                     1 of 5

                                 SCHEDULE 13D

CUSIP NO. 02341Q106

1.    Name of Reporting Person                                William F. Wright
      IRS Identification Nos. of Above Person (entities only)


2.    Check the appropriate Box if a Member of a Group          (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                /  /

6.    Citizenship or Place of Organization                    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

      7.  Sole Voting Power             156,263 (1)
      8.  Shared Voting Power           0
      9.  Sole Dispositive Power        156,263 (1)
      10. Shared Dispositive Power      0

11.   Aggregate Amount Beneficially Owned
      by Each Reporting Person                                  156,263 (1)

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock                   / /

13.   Percent of Class Represented by Amount in Row (11)        27.9%(2)


14.   Type of Reporting Person                                  IN-Individual

(1) Includes 32,992 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 40,000 shares of Series A Convertible Preferred Stock at a conversion price of $30.31 per share.

(2) The percentage reported in row (13) is calculated based upon 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding as of June 9, 2004 and includes the 32,992 shares of common stock issuable upon conversion of the Reporting Person's Series A
Convertible Preferred Stock.

                                     2 of 5

ITEM 1.     SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to shares of common stock that would be received upon conversion of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of AMCON Distributing Company. The Preferred Stock is convertible into shares of the AMCON common stock, par value $0.01 per share (the "Common Stock") at a conversion price of $30.31 per share, subject to customary anti-dilution adjustments. AMCON is a Delaware corporation ("AMCON") with principal offices located at 7405 Irvington Road, Omaha, NE 68122.


ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

      (a)   NAME:                                    William F. Wright

      (b)   RESIDENCE ADDRESS:                       1431 Stratford Court
                                                     Del Mar California 92014

      (c)   PRESENT PRINCIPAL OCCUPATION:            Chairman of the Board of
                                                     AMCON

      (d)   DISCLOSURE OF CRIMINAL PROCEEDINGS:

            During the last five years, Mr. Wright has not been convicted in a criminal proceeding.

      (e)   DISCLOSURE OF CIVIL PROCEEDINGS:

            During the last five years, Mr. Wright has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f)   CITIZENSHIP:

            Mr. Wright is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      The Reporting Person purchased 40,000 shares of Preferred Stock in a private transaction with AMCON, at a price of $25.00 per share, on June 17, 2004. The Reporting Person used personal funds to effect this acquisition.


ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

      The Reporting Person acquired the 40,000 shares of Preferred Stock which required the filing of this Statement by AMCON. The funds used from the sale of the Preferred Stock

                                     3 of 5
provided part of the cash portion of the financing of AMCON's acquisition of Trinity Springs Ltd.

      In addition, subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in AMCON, including AMCON's business and prospects, the price and availability of AMCON's securities, subsequent developments affecting AMCON, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his shares of AMCON Common Stock, periodically, by public or private sale (registered or unregistered), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

      As a substantial stockholder of AMCON or in his capacity as AMCON's Chairman of the Board and Chief Executive Officer, the Reporting Person is continually exploring strategic alternatives and various types of opportunities to enhance the value of the outstanding Common Stock or otherwise serving AMCON's best interests as well as his interests as an investor. These could include: (i) a sale of all or parts of AMCON's business or assets, (ii) the acquisition of businesses or assets from third parties to enter new lines of business or expansion of existing lines of business, (iii) emphasizing parts of AMCON's business and de-emphasizing other parts of such business, and (iv) the possible sale of common or preferred stock or other securities by AMCON to raise additional capital for business expansion or other corporate purposes, including refinancing approximately $6.8 million of subordinated debt issued by one of AMCON's wholly-owned subsidiaries which is due in September 2004. If these or other alternatives or opportunities evolve into current plans or proposals, they might relate to or result in one or more of the events or changes of the type referred to in the next paragraph.

      Other than as described above, the Reporting Person, in his capacity as shareholder of AMCON, does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of AMCON, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of AMCON or any of its subsidiaries, (d) any change in the present Board of Directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in AMCON's present capitalization or dividend policy, (f) any other material change in AMCON's business or corporate structure, (g) any changes in AMCON's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of AMCON by any person, (h) causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) a class of AMCON's equity securities becoming eligible for termination of registration pursuant to Section

                                     4 of 5

12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a)    Aggregate Number and Percentage of Common Stock Beneficially Owned:

             156,263 shares of Common Stock representing 27.9% of the issued and outstanding Common Stock of AMCON.

      (b)    Number of shares of Common Stock over which Reporting Person has:

             (i)    Sole power to vote or to direct the vote:          156,263

             (ii)   Shared power to vote or to direct the vote:              0

             (iii)  Sole power to dispose or to direct the
                    disposition of:                                    156,263

             (iv)  shared power to dispose or to direct the
                   disposition of:                                           0

      (c)    Not applicable.

      (d)    Not applicable.

The percentage figures in this Item 5 were calculated based upon 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding as of June 9, 2004 and includes the 32,992 shares of common stock issuable upon conversion of the Reporting Person's Series A Convertible Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

      The Reporting Person is party to a letter agreement, dated June 10, 2004, pursuant to which the Reporting Person may be obligated to buy up to an additional 60,000 shares of Preferred Stock from Draupnir, LLC upon a notice from it not later than July 31, 2004. The purchase price of such additional shares is $25 per share plus interest equal to 8% per annum based upon an initial purchase date of June 17, 2004.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

99.1        Letter Agreement, dated June 10, 2004

                                  SIGNATURES
                                  ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2004
                                    ------------------------------------
                                    William F. Wright

                                     5 of 5